NT 10-QSB

FORM 12b-25 TO FORM 10QSB

SEC File No.: 000-15260

CUSIP No.:090652-10-6

United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC FILE No.: 000-15260

CUSIP No.

FORM 12b-25

Notification of Late Filing

(Check One):

☐ Form 10-KSB  ☐ Form 11-K  ☐  Form 20-F ☒ Form 10-QSB  ☐ Form N-SAR

For Period ended:

☐            Transition Report on Form 10-K

☐            Transition Report on Form 11-K

☐            Transition Report on Form 20-F

☐            Transition Report on Form 10-QSB

☐            Transition Report on Form N-SAR

For the Transition Period Ended:    March 31, 2004

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

Element 21 Golf Company
Full Name of Registrant

Former Name if Applicable

200 Perimeter Road
Address of Principal Executive Office (Street and Number)

Manchester, NH 03103
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐            (b)           The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

☐            (c)           The accountant’s statement or other exhibit required by Rule 12(b)–25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-K, 10-Q or N-SAR or a portion thereof could not be filed within the prescribed time period.

The Company requests additional time so file our quarterly report on Form 10-QSB so that our auditors can perform interim audit procedures on the Company for the quarterly filing as required under current SEC regulations.

Part IV-Other Information

Name and telephone number of person to contact in regard to this notification

Kevin T. McGuire	(603) 641-8443
(Name)	(Area code) Telephone Number

Have all other periodic reports required under section 30 of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report (s).

                ☒ Yes                    ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                ☐ Yes                    ☒ No

If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BRL Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 10, 2004	By
/s/ Nataliya Hearn

President

Instruction:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDRAL CRIMINAL VIOLATIONS (SEE 18 U. S. C. 1001).